     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                AMENDMENT NO. 3
                               (Final Amendment)

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                       INDUSTRIAL SCIENTIFIC CORPORATION
                                (Name of Issuer)

                       INDUSTRIAL SCIENTIFIC CORPORATION
                          ISC ACQUISITION CORPORATION
                              KENTON E. McELHATTAN
                               KENT D. McELHATTAN
                             FLORENCE L. McELHATTAN
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  45631G-10-6
                     (CUSIP Number of Class of Securities)


       Robert K. Morris                            James J. Barnes
  Reed, Smith, Shaw & McClay         Buchanan Ingersoll Professional Corporation
       435 Sixth Avenue                     One Oxford Centre, 20th Floor
     Pittsburgh, PA 15219                          301 Grant Street
         412/288-3126                            Pittsburgh, PA 15219
                                                      412/562-1415

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c.  [ ]  A tender offer.
     d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Industrial Scientific Corporation, a Pennsylvania corporation (the "Company"), ISC Acquisition Corporation, a Pennsylvania corporation ("Acquisition"), and Kenton E. McElhattan, Kent D. McElhattan and Florence L. McElhattan (collectively, the "Majority Shareholders") hereby amend and supplement their Rule 13E-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on March 10, 1999 (the "Schedule 13E-3"), with respect to an Agreement and Plan of Merger, dated as of February 23, 1999 (the "Merger Agreement"), by and between the Company and Acquisition. The Merger Agreement provides for the merger (the "Merger") of Acquisition with and into the Company, with the Company as the corporation surviving the Merger. This Amendment constitutes Amendment No. 3 and the final amendment to the Schedule 13E-3.

The Merger was consummated on May 21, 1999, effective upon the filing of Articles of Merger with the Department of State of the Commonwealth of Pennsylvania. Each share of common stock, par value $0.01 per share (the "Company Common Stock") of the Company issued and outstanding immediately prior to the effective time of the Merger (except for shares of Common Stock as to which dissenters rights have been perfected) was canceled and converted into the right to receive $28.50 in cash, without interest thereon, pursuant to the terms of the Merger Agreement.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13E-3.

Item 3.  Past Contacts, Transactions or Negotiations.
         --------------------------------------------

     Item 3 is hereby amended and supplemented as follows:

     On May 21, 1999, Articles of Merger with respect to the Merger were filed with the Department of State of the Commonwealth of Pennsylvania and the Merger became effective upon such filing.

     As contemplated by the Merger Agreement, immediately prior to the effectiveness of the Merger, the Majority Shareholders each contributed all of their respective shares of Common Stock to Acquisition.

Item 5.  Plans or Proposals of the Issuer or Affiliate.
         ----------------------------------------------

     Item 5 is hereby amended and supplemented as follows:

     (a) The Merger was consummated by the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania on May 21, 1999 and became effective upon filing.

     (c) At the effective time of the Merger, Kenton E. McElhattan and Kent D. McElhattan became the only directors of the Company.

     (f); (g) On April 29, 1999, the Company filed a Form 15 with respect to the termination of registration of the Company Common Stock. The Company Common Stock was delisted from the Nasdaq Stock Market at the close of trading on May 20, 1999.

Item 6.  Source and Amounts of Funds or Other Consideration.
         ---------------------------------------------------

     Item 6 is hereby amended and supplemented as follows:

     On May 21, 1999, Acquisition entered into a Loan Agreement (the "Loan Agreement") with PNC Bank, National Association (the "Bank"), pursuant to which Acquisition received a line of credit in an amount in the aggregate amount not to exceed $27,000,000 substantially in accordance with the terms described under "SPECIAL FACTORS REGARDING THE MERGER -- Financing of the Merger" in the Information Statement.

     As a condition to the disbursement of funds under the Loan Agreement, the Company was required to execute and deliver to the Bank a Pledge Agreement and an Assumption Agreement. The Company entered into a Pledge Agreement with the Bank dated as of May 21, 1999, and an Assumption Agreement with the Bank, also dated as of May 21, 1999. Pursuant to the Assumption Agreement, the Company assumed all of the liabilities of Acquisition as the borrower under the Loan Agreement and the other loan documents.

Item 10.  Interest in Securities of the Issuer.
          -------------------------------------

     Item 10 is hereby amended and supplemented as follows:

     As a result of the consummation of the Merger, the Majority Shareholders and their Affiliates own 100% of the Company Common Stock.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.
          ----------------------------------------------------------------------

     Item 11 is hereby amended and supplemented as follows:

     The information contained in Item 6 of this Final Amendment to the Schedule 13E-3 is incorporated herein by reference.

Item 17.  Material to be Filed as Exhibits.
          ---------------------------------

     (d)(2) Press Release issued by the Company on May 25, 1999

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                                   SIGNATURE

After due inquiry and to the best of his or her knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 1999

                                   INDUSTRIAL SCIENTIFIC CORPORATION

                                   By:   /s/ James P. Hart
                                         ----------------------------
                                           James P. Hart
                                          Vice President Finance



                                   ISC ACQUISITION CORPORATION

                                   By:    /s/ Kent D. McElhattan
                                          ---------------------------
                                          Kent D. McElhattan
                                          President



                                   KENTON E. McELHATTAN

                                   By:    /s/ Kenton E. McElhattan
                                          ---------------------------



                                   KENT D. McELHATTAN

                                   By:    /s/ Kent D. McElhattan
                                          ---------------------------



                                   FLORENCE L. McELHATTAN

                                   By:    /s/ Florence L. McElhattan
                                          ---------------------------

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                                 EXHIBIT INDEX



EXHIBIT                               DESCRIPTION

Exhibit 99.17d(2)    Press Release issued by the Company on May 25, 1999

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